Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/21/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Chicago, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

SEC Mail Processing Section JAN 22 2020 Washington DC 413

Securities and Exchange Commission Trading and Markets JAN 22 2020 RECEIVED

20005020

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 01/21/20 (MM/DD/YY) NYSE Chicago, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 21st day of January (Month), 2020 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

January 21, 2020

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of amendments to the Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"). Each of the Exchanges are filing an updated Exhibit F.

NYSE, NYSE American, and NYSE Arca are each filing two updated documents, the Session Request Form - Pillar Native Gateway and the NYSE Gateways Session Request Form, each of which was updated to make formatting changes and update the form's contact information. NYSE Chicago and NYSE National are only filing an updated Session Request Form - Pillar Native Gateway.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE CHICAGO, INC.

January 2020

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JANUARY 2020

EXHIBIT F

A complete set of NYSE Chicago, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: __________

Contact Name: ______________________ Telephone: ______________________

Email: ______________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________ (Company Name)		Entity:	______________
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________

With Notices To:

User Name:	______________	NYSE
Contact Name:	______________	Attention: Client Relationship Services
Address:	______________	353 N. Clark Street, 31st Floor
City, State, Zip:	______________	Chicago, IL 60654
Email:	______________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ______________

Business Address: ____

City: __________________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ____________________

Name: ____________________

Title: ____________________

Email: ____________________

Date: ____________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ____________________

Name: ____________________

Title: ____________________

Email: crs@nyse.com

Date: ____________________

NYSE Chicago, Inc.

Trading Permit Application and Contracts

APPLICATION PROCESS

Eligibility
Each Participant Firm must hold a valid Trading Permit to transact business on the Exchange. A Trading Permit may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Exchange Act. Any Person may become a Person Associated with a Trading Permit holder.

Checklist
Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 2) to crs@nyse.com.

Note: All application materials sent to NYSE Chicago will be reviewed by NYSE Chicago's Client Relationship Services ("CRS") Department for completeness. All applications are deemed confidential and are handled in a secure environment. CRS may request Applicant to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Article 3, Rule 1 of the Rules of the Chicago Stock Exchange, Inc. ("NYSE Chicago Rules"). If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.

Application Process

- Following submission of the Trading Permit Application and Contracts, Application Fee, and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that a person associated with the Applicant has a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented for approval or disapproval without delay.
- The Exchange will promptly notify the Applicant, in writing, of its membership decision.
- Applicant will be subject to disciplinary action if false or misleading answers are given in the Application for Equity Trading Permit.
- The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within thirty (30) days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to:
    - For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries.
    - For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500.

  Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Chicago Article 3, Rule 3. A disapproved Applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was provided to the applicant, file a petition in accordance with the provisions of NYSE Chicago Article 15.

APPLICATION CHECKLIST

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO APPLICANTS

- ❑ $2000 Application Fee. Please wire to:

  J.P. MORGAN CHASE BANK N.A.

  ABA/FEDWIRE - 021000021

  Account Number - 955272856

  270 Park Avenue,

  New York, NY, 10017-2070

- ❑ Application for Equity Trading Permit
  - Sections 1-8 are MANDATORY for all Applicants
- ❑ Signed Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
- ❑ Signed Equities Clearing Letter of Consent, if Applicant is not self-clearing: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to FINRA, if not currently available on Web CRD®
  - Principals
  - All Representatives
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Statement of Financial Condition
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant for the last two exam reports
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO INSTITUTIONAL BROKER APPLICANTS

- ❑ All requirements for Applicants listed above, including ticking of the Institutional Broker tick-box on page 4 of this application

  Registered Trader Application for each IBR Applicant: https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

EXPLANATION OF TERMS

For purposes of this Trading Permit Application and Contracts ("Application"), the following terms shall have the following meanings:

Applicant – is the Broker-Dealer organization applying for a Trading Permit or amending this Application.

Person - an individual person or a corporation, partnership, limited liability entity or any other type of business organization.

Participant - any Participant Firm that holds a valid Trading Permit and any person associated with a Participant Firm who is registered with the Exchange under Article 17 as an Institutional Broker Representative, respectively. A Participant shall be considered a "member" of the Exchange for purposes of the Exchange Act. If a Participant is not a natural person, the Participant may also be referred to as a "Participant Firm," but unless the context requires otherwise, the term Participant shall refer to an individual Participant and/or a Participant Firm.

Clearing Participant - means a Participant which has been admitted to membership in a Qualified Clearing Agency pursuant to the provisions of the Rules of the Qualified Clearing Agency.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Chicago, Inc. is a participant of this system.

Institutional Broker – a member of the Exchange who is registered as an Institutional Broker pursuant to the provisions of Article 17 of NYSE Chicago Rules and has satisfied all Exchange requirements to operate as an Institutional Broker on the Exchange.

Institutional Broker Representative ("IBR") – an individual person affiliated with an Institutional Broker who is authorized to accept orders, enter bids and offers and execute transactions on behalf of an Institutional Broker and who has registered with the Exchange as an IBR as provided in Article 6 of NYSE Chicago Rules.

NYSE Chicago (or the "Exchange") - NYSE Chicago, Inc., a Self-Regulatory Organization per the provisions of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Self-Regulatory Organization ("SRO") - as set forth in the provisions of the Exchange Act relating to national securities exchanges.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________

LEI #: ____________ MPID: ____________

GENERAL INFORMATION

Name of Applicant: ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Email: ____________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH TRADING PERMIT (Check all that apply)

☐ Public Customer Business
☐ Clearing Services
☐ Order Sending
☐ Institutional Broker*
☐ Other ____________

*Please also complete the Registered Trader Application

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)
☐ Cboe BYX US Equities Exchange (BYX)
☐ Cboe EDGA US Equities Exchange (EDGA)
☐ Cboe EDGX US Equities Exchange (EDGX)
☐ Chicago Board Options Exchange (CBOE)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority, Inc. (FINRA)
☐ Investors Exchange (IEX)
☐ NASDAQ OMX BX (BX)
☐ NASDAQ
☐ NASDAQ OMX PHLX (PHLX)
☐ NYSE National (NAT)
☐ New York Stock Exchange (NYSE)
☐ NYSE American (AMER)
☐ NYSE Arca (ARCA)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

DEA: ____________

☐ Applicant intends NYSE Chicago to be their DEA

SECTION 2 - MEMBERSHIP AGREEMENT

By executing Application, the Applicant agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's certificate of incorporation, its By-Laws, the NYSE Chicago Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's board of directors and penalties imposed by the board of directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Exchange Act);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its board of directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Exchange's By-Laws, the NYSE Chicago Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its board of directors or any duly authorized committee;

(4) To maintain and make available to the Exchange, its authorized employees and its board of directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or NYSE Chicago Rules; and

(5) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by NYSE Chicago.

____
Applicant Firm

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

SECTION 3 - CERTIFIED RESOLUTION

I hereby certify that I am the Corporate Secretary, Managing Partner, or Managing Member of this Applicant Firm, duly organized under the laws of the State of ______________________________,
and that following is a true and correct copy of a resolution duly adopted by the Board of Directors, Partners, or Members of said Firm at a meeting duly held on the ________ day of _________________________, 20______,
and that said resolution has not been amended, modified or rescinded.

RESOLVED, that this Firm is hereby authorized to register as a participant on the NYSE Chicago, Inc. and the below name is authorized on behalf of this Firm to execute and deliver all instruments and agreements required by the Exchange in order for this Firm to be a participant organization

____
Applicant Firm

_______________________________________ ______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Date

_______________________________________ ______________________________
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Title

SECTION 4 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Chicago will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment
☐ Profit Sharing
☐ Other ______________________
☐ Any consideration over $5,000
☐ Direct Financing

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE Chicago Participant Firm

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. ______________________

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

---

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 5 - INDIVIDUAL REGISTRATION

Pursuant to NYSE Chicago Article 6, Rule 2 a Participant Firm shall register with the Exchange as a Principal any Person who meets the definition of a "Principal" as described in NYSE Chicago Article 6. A "Principal" includes any individual responsible for supervising the activities of the Participant Firm's Authorized Traders, the Financial Operations ("FINOP"), any individual designated as a Chief Compliance Officer ("CCO"), and any other individual identified under NYSE Chicago Article 6, as may be amended from time to time.

Each of these Principals must be registered as such through the FINRA Central Registration Depository ("CRD"), and must pass the General Securities Principal (Series 24) Examination or the Financial and Operations Principal (Series 27) Examination. The Exchange will accept the New York Stock Exchange ("NYSE") Compliance Official Examination (Series 14) as an alternative qualification to the Series 24 for a Principal identified as the CCO, subject to the requirements of NYSE Chicago Article 6, Rule 3.

Additionally, pursuant to NYSE Chicago Article 6, Rule 2 each Participant Firm, other than a proprietary trading firm with 25 or fewer Representatives, is required to register at least two Principals with the Exchange.

Please identify Applicant's designated principals below

Designated Series 24 Licensed Principal

Name: ______________________________ CRD#: ____________________

Phone: ______________________________

Email: ______________________________

Designated Series 24 Licensed Principal

Name: ______________________________ CRD#: ____________________

Phone: ______________________________

Email: ______________________________

Designated Principal Financial Officer (Series 27 or Series 28)

Name: ______________________________ CRD#: ____________________

Phone: ______________________________

Email: ______________________________

Designated Principal Operations Officer (Series 27 or Series 28)

Name: ______________________________ CRD#: ____________________

Phone: ______________________________

Email: ______________________________

Chief Compliance Officer (Series 24 or Series 14)

Name: ______________________________ CRD#: ____________________

Phone: ______________________________

Email: ______________________________

SECTION 6 - KEY PERSONNEL

Please also identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD#: ______________

Phone: ______________________

Email: ______________________

VOTING DESIGNEE

Name of Voting Designee as provided in NYSE Chicago Article 3, Rule 14(a) and (b). Include sample signature.

Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ______________________ Title: ______________

Email: ______________________ CRD#: ______________

Signature: ______________________

SECTION 7 – SUPERVISION

Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations per NYSE Chicago Article 6, Rule 5(b). Applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: ____

NYSE Chicago Article 6, Rule 5 requires the following (capitalized terms are used as defined in the NYSE Chicago Rules):

- Adherence to Law – No Participant shall engage in conduct in violation of the Securities Exchange Act of 1934, as amended, rules or regulations thereunder, the Bylaws or the Rules of the Exchange, or any written interpretation thereof. Every Participant is responsible for reasonably supervising its associated persons to prevent such violations.

- Supervisory System – Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations. This designated supervisor may formally delegate his or her supervisory duties and authority to other persons within the firm. Participants must maintain, for a period of not less than six years (the first two years in an easily accessible place), records of the names of all persons who are designated as supervisory personnel and the dates for which those designations are effective. In the absence of such designation by a Participant Firm, the Firm's General Partner(s), President, Chief Executive Officer or other principal executive officer shall be deemed to be responsible for a Firm's internal supervision and compliance function. In addition, each Participant Firm shall designate and specifically identify to the Exchange on Schedule A of Form BD one or more principals to serve as a Chief Compliance Officer.

- Written Procedures – Each Participant Firm shall establish, maintain and enforce written procedures to supervise the types of business in which it engages and to supervise the activities of registered and associated persons. Such written procedures must be reasonably designed to achieve compliance with applicable securities laws and regulations, and with the applicable rules of the Exchange.

  The Participant Firm's written supervisory procedures shall set forth the supervisory system established by the Participant Firm; the titles, registration status and locations of the required supervisory personnel; and the responsibilities of each supervisor as they relate to the types of business engaged in, applicable securities laws and the rules of the Exchange.

  A copy of a Participant Firm's written supervisory procedures, or the relevant portions thereof, shall be maintained at each location where supervisory activities are conducted on behalf of the firm. Each Participant Firm shall periodically review and amend its written supervisory procedures as appropriate within a reasonable time, including but not limited to, updates required by changes in applicable securities laws and regulations, including the rules of the Exchange, and as changes occur in the supervisory system. Each Participant Firm shall be responsible for communicating these amendments within its organization.

  Each Participant Firm shall maintain records evidencing actual review of transactions, systems, programs or other activities by the designated supervisory personnel pursuant the written supervisory procedures.

ALL PARTICIPANT FIRMS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Exchange Act, the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Participant Firm for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Exchange Act. The Exchange Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Exchange Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Chicago shall rely on the information provided pursuant to this Application in order to preliminarily approve or deny Applicant's application for trading privileges, but that NYSE Chicago will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE Chicago depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Application. I also acknowledge the obligation of Applicant to submit to NYSE Chicago any amendment to any document submitted as part of its application, including but not limited to this Application, within ten (10) business days of such amendment or change.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
______________________________	______________________________
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

NYSE Chicago, Inc.

DEA Application Requirements

SECTION 9 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Chicago along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ______________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Chicago Article 1, Rule 1) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Chicago Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Chicago Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Chicago Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Chicago), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Chicago or Federal securities laws.

Accepted on behalf of Participant Firm:

____	______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date

____	______________________________
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

SECTION 9 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS - CONTINUED

Withdrawal of Capital - The partnership articles or organizational documents of each Participant Firm for which this Exchange is the Designated Examining Authority shall contain provisions that without prior written approval of the Exchange the capital contribution of any person may not be withdrawn on less than six months' written notice of withdrawal given no sooner than six months after such contribution was first made. Each Participant Firm shall promptly notify the Exchange of the receipt of any notice of withdrawal of any part of a person's capital contribution or if any withdrawal is not made because prohibited under the provisions of Commission Rule 15c3-1 (see 15c3-1(e)).

Please Note: Pursuant to NYSE Chicago Article 3, Rule 11, no Participant Firm for which this Exchange is the Designated Examining Authority and no officer, director or principal stockholder of such a Participant Firm shall, without the prior consent of the Exchange, sell, assign, transfer, pledge or hypothecate equity securities of the Participant Firm except to an officer, director or principal stockholder thereof; provided, however that such consent need not be obtained for any such transaction by an officer, director or principal stockholder involving less than 1% of a class of equity securities of the Participant Firm but a report shall be filed if and when two or more such transactions by any one officer, director or principal stockholder have aggregated 1% or more of a class of equity securities. No Participant Firm shall redeem or purchase its own shares, or in any other manner effect a reduction in its capital stock, without the prior consent of the Exchange.

NYSE Chicago, Inc.

Registered Trader Application

REGISTERED TRADERS

Each NYSE Chicago, Inc. (NYSE Chicago) Participant Firm is required to register any associated persons in accordance with the NYSE Chicago Rules. Pursuant to the NYSE Chicago Rules, Participant Firms must complete the necessary documentation and submit such documentation in the manner prescribed. Individual traders of a Participant Firm must successfully pass any required examination and have a Form U4 available on WebCRD.

☐ Institutional Broker Representative - IBR Exam in addition to the Series 7 or Series 57

PARTICIPANT FIRM INFORMATION

Participant Firm Name: ____________________ CRD: ____________

Contact Name: ____________________ Title: ____________

Phone: ______________ Email: ____________

INDIVIDUAL APPLICANT INFORMATION

Individual Applicant Name: ____________________ CRD: ____________

Date of Birth: ____________________

Phone: ______________ Email: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate boxes below)

☐ Institutional Broker Representative (IBR)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
☐ Individual has passed the required examinations (see above)
☐ Individual has been granted a waiver of the required examination
☐ Individual has requested ME registration with NYSE-CHI

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

____________________ ____________________
Signature of Authorized Officer, Partner, Managing Member | Date

____________________ ____________________
Print Name | Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned Individual Applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete.

____________________ ____________________
Signature of Individual Applicant | CRD#

____________________ ____________________
Print Name | Title

NYSE Chicago, Inc.
Clearing Give-up Authorization Form

1. Institutional Broker ("IB") Participant Firm Information

IB Participant Firm Name		CRD #	
Business Contact Name			
Phone and E-mail Address			

2. Give-up Information

Clearing Participant Firm Name		NSCC/DTCC #	
The above referenced IB Participant Firm requests NYSE Chicago, Inc. (NYSE Chicago) to enable give-ups for the following NYSE Chicago Clearing Participant Firm trading accounts.			
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	

NYSE Chicago, Inc.
Clearing Give Up Authorization Form

IB Participant Firm represents that it has a valid Clearing Letter of Guarantee on file with NYSE Chicago.

The parties hereby agree to and authorize the use of the Clearing Participant Firm account as set forth in Section 2 of this Clearing Give Up Authorization Form (the "Give Ups"). Clearing Participant Firm acknowledges and agrees that the Give Ups constitute valid Clearing Participant Firm trading account symbols, to be used on the NYSE Chicago trading facilities or on the facilities of another trading center (including the over-the-counter market) and in NYSE Chicago's systems and records for the purpose of tracking IB Participant Firm Trades and submitting those trades to NSCC for clearance and settlement. Clearing Participant Firm is responsible for the settlement of all IB Participant Firm trades in the Give Ups.

Clearing Participant Firm shall be permitted to add, delete, deactivate and activate Give Ups on an intra-day basis. Prior to formally requesting NYSE Chicago make such changes to Give Ups, Clearing Participant Firm shall notify its Customer of the impending change. Clearing Participant Firm shall then formally request changes including additions, deletions, deactivations and activations by contacting the NYSE Chicago Client Relationship Services (CRS) team by email at crs@nyse.com. The NYSE Chicago CRS team shall send a confirmation email within a reasonable time, but no later than one business hour or, if earlier, the opening of business on the next business day, from crs@nyse.com to the Participant Clearing Firm at the below email address:

Email: ____

with the terms of the requested changes including, but not limited to, identifying IB Participant Firm, Trading Account Symbol and DTCC Number. Participant Clearing Firm must confirm the terms of the changes by responding to the email. The NYSE Chicago CRS team shall only take action to implement changes once the confirmation is received by NYSE Chicago from the Participant Clearing Firm email address listed herein. Once the NYSE Chicago CRS team receives the confirmation of the action to be taken, NYSE Chicago will act within a reasonable time to make the confirmed changes. NYSE Chicago CRS team will then notify Clearing Participant Firm by email at the above-listed address confirming that the requested changes have been made. In the instance of a deactivation request, the parties agree that all trades properly reported to the consolidated tape prior to the effective time of the deactivation shall remain binding obligations of both the Clearing Participant Firm and the IB Participant Firm.

The parties hereby agree that NYSE Chicago is authorized and empowered by Clearing Participant Firm and IB Participant Firm to make changes, cancellations, deletions and corrections to the submissions noted in this Clearing Give Up Authorization Form, to correct errors and omissions in those submissions when reasonably necessary to facilitate the proper clearance and settlement of transactions submitted to NSCC.

The parties agree that this Clearing Give Up Authorization Form is subject to the terms of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with its terms.

Clearing Participant Firm Name	Institutional Broker Participant Firm Name
Clearing Participant Representative Name (Please Print)	Institutional Broker Representative Name (Please Print)
Title	Title
Authorized Signature of Clearing Participant	Authorized Signature of Institutional Broker

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Group, Inc.

Order Audit Trail System Reporting Agreement

Broker/Dealer Name:____ CRD #: ______________________

This Order Audit Trail System Agreement (the "**Agreement**") dated _____________, 20____ ("**Effective Date**") is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA ("**NYSE**"), and

____,

a ________________ with offices at ____ ("**Broker**").

WHEREAS, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

WHEREAS, the New York Stock Exchange LLC and NYSE Chicago, Inc. (each, an "Exchange" and together, the "Exchanges") are affiliates of NYSE and registered national securities exchanges;

WHEREAS, the Exchanges have adopted OATS rules; and

WHEREAS, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor and Chicago Institutional Brokers with a reporting solution for submission of required routing data (the "Service").

NOW, THEREFORE, the parties agree as follows:

1. **Service**. NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term**. The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination**. Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees**. In consideration of Broker being a member of an Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data**. Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The relevant Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the relevant Exchange, that are provided to Broker and FINRA on Broker's behalf (the "**Deliverables**").

6. **Use of the Service**. Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA's OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA's, the relevant Exchange's, or any other governmental or regulatory agency's rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations**.

   a. NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

   b. NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

   c. NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

d. NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e. NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f. If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g. THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8. **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9. **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies. Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party. Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10. **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11. **Miscellaneous**.

a. Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b. This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c. Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d. This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e. NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f. Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g. If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h. Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j. Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: ______________________________

Contact Name: ______________________________

Title: ______________________________

Street: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

______________________________	**NYSE Group, Inc.**
Broker-Dealer	
Signature	Signature
Print Name	Print Name
Title	Title
Date	Date

Exhibit A

Service Description

1. OATS Reporting

    a. NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system or other broker system into properly formatted firm order record(s) ("FORE"), and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the relevant Exchange's OATS regulations and the OATS Technical Specifications.

    b. NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the relevant Exchange's rules, regulations and interpretations.

    c. NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2. Supervision

    a. NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b. NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c. NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d. NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3. Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ____________________

Business Address: ____________________

City: __________ State: ______ Zip: ______

Business Phone: __________ CRD #: __________

Authorized Traders

Full Name: ____________________

Email Address: ____________________

Phone #: __________

Full Name: ____________________

Email Address: ____________________

Phone #: __________

Full Name: ____________________

Email Address: ____________________

Phone #: __________

Full Name: ____________________

Email Address: ____________________

Phone #: __________

Authorized Signatory

By (Signature) ____________________ Date: __________

Print Name: ____________________

Title: ____________________

Phone: ____________________ Email: __________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

NYSE Chicago, Inc.
Clerk and Non-Registered Individual Application

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance on WebCRD®. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of access to NYSE Chicago systems.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

FIRM INFORMATION

Firm Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

APPLICATION CHECKLIST

☐ A fingerprint card has been submitted to FINRA's WebCRD

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

______________________ Signature of Applicant ______________ Date

FIRM ACKNOWLEDGEMENT

The undersigned Member Firm certifies and acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Firm in all respects.

______________________ Print Name of Compliance Officer ______________ Date

______________________ Signature of Compliance Officer

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________

Business Address: ______________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________

Name: ______________________

Title: ______________________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed application should be returned via email to crs@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________

(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ________________ Fax: ________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

User (Service Bureau)

Authorized Signature of User

Name

Title

Date

Please email completed Exhibit to crs@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ____________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ____________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by: applicable SEC rules and regulations; the rules of the Exchange; the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement or other NYSE Agreement; and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.
For questions regarding this form, please contact Connectivity at (212)896-2830 option 2,1.

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*		
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*		
Request Type:	Choose Request Type	
Protocol:	Choose Protocol	# of Drop Copy Sessions
Message Preference:	Choose Message Preference	
Drop Copy Filter:	Choose Drop Copy Filter	
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature) ______________________

Name: ______________________

Title: ______________________

Company Name: ______________________ CRD # __________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________	______________________________
Member	CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing Member	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member
______________________________	______________________________
Print Name / Title	Print Name / Title
______________________________	______________________________
Date	Date

Please return this form via email to crs@nyse.com.

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